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Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

April 26, 2013

Via EDGAR

Ms. Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549

Re:	NorthStar Healthcare Income, Inc.
Post-Effective Amendment No. 2 to Form S-11
Filed April 22, 2013
File No. 333-170802

Dear Ms. Martin:

This letter sets forth the responses of NorthStar Healthcare Income, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally on April 26, 2013, with regard to the above-referenced filing.  For your convenience, we have set forth below the Staff’s comment followed by the relevant responses.

Prospectus dated April 22, 2013 and Supplement No. 1 dated April 22, 2013

Distributions

1.                                      Comment:  We note the disclosure about distributions that have been authorized and declared by the Company.  Please remove the disclosure regarding the annualized distribution rate until distributions have been paid at that rate for two quarterly periods.

Response:  The Company undertakes to delete the disclosure regarding the annualized distribution rate in the Prospectus and Supplement No. 1 to the Prospectus in response to the Staff’s comment.  The Prospectus and Supplement No. 1 as so revised will be filed with the Commission pursuant to Rule 424(b)(3) promptly following the declaration of effectiveness of the above-referenced post-effective amendment.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

The Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 881-7364.

Sincerely,

/s/ Lesley H. Solomon

Lesley H. Solomon

cc:	NorthStar Healthcare Income, Inc.
Mr. Ronald J. Lieberman, General Counsel

Alston & Bird LLP
Ms. Rosemarie A. Thurston